UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

☐	Merger

☐	Liquidation

☒	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: PHL Variable Accumulation Account III

3.	Securities and Exchange Commission File No.: 811-22275

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

PHL Variable Insurance Company
One American Row
P.O. Box 5056
Hartford, Connecticut 06102-5056

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Mary K. Johnson
Counsel
Phoenix Life Insurance Company
One American Row
P.O. Box 5056
Hartford, Connecticut 06102-5056
(860) 403-6486

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.3 Ia-l, .3 1a-2]:

PHL Variable Insurance Company at the administrative offices of PHL Variable Insurance Company located at One American Row, Hartford, Connecticut 06102-5056 and at the addresses listed below.

Underwriter:	1851 Securities, Inc.
Administrative office: One American Row
Hartford, CT 06102-5056

Transfer Agent:	Phoenix Life Insurance Company
Administrative office: One American Row
Hartford, CT 06102-5056

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Connecticut

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated: Phoenix Variable Advisors, One American Row, Hartford, CT, 06102-5056

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: 1851 Securities, Inc., One American Row, Hartford, CT, 06102-5156

Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes     ☒  No

If Yes, for each UIT state:

  Name(s):

  File No.: 811

  Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes    ☒   No

If Yes, state the date on which the board vote took place:

If No, explain: Since no registration statement related to securities issued by the registrant has become effective, the registrant’s management remained with a Sole Trustee and certain officers. On May 27, 2014, the Sole Trustee and these officers resolved to submit to the Securities and Exchange Commission this application to deregister the registrant and for withdrawal of the associated registration statement for securities on Form N-2.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes    ☒   No If Yes, state the date on which the shareholder vote took place: If No, explain: Not applicable. No shares have been offered.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐  Yes    ☐   No

(a) If Yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets? ☐  Yes    ☐  No

(c) Were the distributions made pro rata based on share ownership? ☐  Yes    ☐  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes    ☐   No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities? ☐  Yes    ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐  Yes    ☐  No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes    ☐   No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes    ☐   No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes    ☐   No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes    ☐   No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes    ☐   No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes    ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes    ☒   No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-___________

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PHL Variable Accumulation Account III, (ii) she is Vice President and Assistant Secretary of PHL Variable Insurance Company, the depositor of the PHL Variable Accumulation Account III, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of her knowledge, information, and belief.

August 11, 2014	/s/ Kathleen A. McGah
Kathleen A. McGah
Vice President and Assistant Secretary
PHL Variable Insurance Company

Exhibit 1	Unanimous Written Consent of the Sole Trustee and Officers of PHL Variable Accumulation Account III

Written Consent of Sole Trustee

and Officers of PHL Variable Accumulation Account III

The undersigned, constituting the Sole Trustee and officers of PHL Variable Accumulation Account III, a separate account of PHL VARIABLE INSURANCE COMPANY, a Connecticut corporation, hereby unanimously consent in writing to and hereby adopt the following resolution, effective this 27th day of May, 2014:

WHEREAS, the Sole Trustee was appointed to succeed the initial Sole Trustee by Kathleen A. McGah on November 1, 2012 pursuant to her authority to make such appointment under PHL Variable Insurance Company Board of Directors’ resolution dated June 7, 2002 (the “Resolution”).

WHEREAS, the appointment of the officers of PHL Variable Accumulation Account III was amended to provide for the appointment of the officers signing below on January 3, 2012, pursuant to the Resolution;

WHEREAS, effective December 22, 2008, PHL Variable Accumulation Account III (the “Separate Account”) was established in accordance with the insurance laws of the State of Connecticut pursuant to the Resolution and was intended to operate as a closed-end management investment company under the Investment Company Act of 1940, as amended, for the purpose of funding a variable annuity contract to be issued by PHL Variable Insurance Company (the “Company”);

WHEREAS, the Company developed a flexible premium variable deferred annuity contract (the “Contract”) designed to be supported by the Separate Account and for which a registration statement on Form N-8A/A and an initial registration statement on Form N-2 were filed with the Securities and Exchange Commission on January 26, 2012;

WHEREAS, due to business strategy changes resulting from the now-completed restatement of the Company’s GAAP financial statements, the Company is not pursuing registration of the Contracts and there are no assets in the Separate Account;

WHEREAS, the Company has no further plans to develop any other variable annuity contracts to be supported by the Separate Account nor will it use the Separate Account as an investment medium to support any other variable annuity contract; and

WHEREAS, due to the aforementioned, the Company deems it in its best interest to withdraw the registration statement for the Contracts and deregister the Separate Account;

NOW, THEREFORE, BE IT RESOLVED, that the undersigned hereby authorize and approve the withdrawal of the registration statement for the Contracts and the deregistration of the Separate Account and authorize and direct any of John Mulrain, Kathleen McGah and John Beers to take any and all actions consistent with the previously executed Powers of Attorney regarding PHL Variable Accumulation Account III to effect the withdrawal of the registration statement for the Contracts and the deregistration of the Separate Account including, but not limited to the filing of a request to withdraw the registration statement and the filing of a Form N-8F, Application for Deregistration of Certain Registered Investment Companies (the “Application”), with the Securities and Exchange Commission, and any amendments to such request and/or the Application which such attorneys and agents may deem necessary or desirable.

IN WITNESS WHEREOF, the undersigned have executed this instrument as of the date stated above.

/s/ Thomas M. Buckingham
Thomas M. Buckingham, Sole Trustee

/s/ Bonnie J. Malley
Bonnie J. Malley, Chief Financial Officer

/s/ Douglas C. Miller
Douglas C. Miller, Chief Accounting Officer